Exhibit 99.1

NEWS RELEASE

NOVAGOLD Appoints Richard Williams as Vice President Engineering and
Development

▶	A proven industry leader with an established track record in the successful design, development, construction and operation of major mines around the world

▶	Most recently led the successful design, construction and start-up of the Pueblo Viejo mine in the Dominican Republic

March 28, 2013 — Vancouver, British Columbia — NOVAGOLD RESOURCES INC. (TSX, NYSE-MKT: NG) is pleased to announce that it has appointed Richard Williams as Vice President Engineering and Development, effective April 1, 2013. Mr. Williams will be responsible for all aspects related to the engineering and technical advancement of the Company’s flagship Donlin Gold Project in Alaska and Galore Creek Project in British Columbia.

Mr. Williams spent over 30 years with Barrick Gold developing and operating major mines, with a particular focus on the design and implementation of the pressure oxidation technology planned to be used to process ores at Donlin Gold. Most recently, he served as Project Director of the Pueblo Viejo operation in the Dominican Republic where he played a key role in designing and constructing four of the largest autoclaves in the world. At Pueblo Viejo, Mr. Williams also spearheaded the successful commissioning and start-up of one of the world’s most complex integrated gold processing facilities which, in addition to the autoclaves, included silver and base-metal recovery circuits. Mr. Williams’ seven year tenure at Pueblo Viejo capped a progressively responsible career which included the design, construction and operation of mineral processing facilities of major mines such as Goldstrike in Nevada and Mercur in Utah. He holds a Bachelor of Science Degree in Chemical Engineering from Trinity University in San Antonio, Texas and is a Member of the American Institute of Mining, Metallurgical, and Petroleum Engineers.

“Having recently completed the successful development and construction of one of the world’s largest and newest gold mines, Richard has an unparalleled track record of achievement in all facets relating to the design, construction and operation of state-of-the-art mineral processing facilities,” said Gregory Lang, NOVAGOLD’s President and Chief Executive Officer. “His experience at Pueblo Viejo is directly relevant to Donlin Gold as there are many common reference points between the two projects. Donlin Gold will benefit immensely from Richard’s exceptional expertise in project development and autoclave technology. With Richard’s appointment, we have completed the formation of the new leadership team at NOVAGOLD.”

About NOVAGOLD

NOVAGOLD is a well-financed precious metals company engaged in the exploration and development of mineral properties in North America. Its flagship asset is the 50%-owned Donlin Gold project in Alaska, one of the safest jurisdictions in the world. With a total of approximately 34 million ounces1 of gold in the Proven and Probable reserve categories (505 million tonnes at an average grade of approximately 2.1 grams per tonne), Donlin Gold is regarded to be one of the largest, and most prospective known gold deposits in the world. According to the updated Feasibility Study, once in production, Donlin Gold should average approximately 1.5 million ounces of gold per year for the first five years, followed by decades of more than one million ounces of gold per year on a 100% basis. The Donlin Gold project has substantial exploration potential beyond the designed footprint which currently covers only three kilometers of an approximately eight-kilometer strike length of the property. Permitting is underway for the Donlin Gold project, a clearly defined process expected to take 3-4 years. NOVAGOLD also owns 50% of the Galore Creek copper-gold-silver project located in northern British Columbia. According to the 2011 Pre-Feasibility Study, Galore Creek is expected to be the largest copper mine in Canada, a tier-one jurisdiction, when it is put into production. NOVAGOLD is currently evaluating opportunities to sell all or a portion of its interest in Galore Creek and would apply the proceeds toward the development of Donlin Gold. NOVAGOLD has a strong track record of forging collaborative partnerships, both with local communities and with major mining companies.

1 Proven and Probable reserves of 0.57 million ounces and 33.28 million ounces respectively (504.8 million tonnes at an average grade of approximately 2.09 grams per tonne) which are included in Measured and Indicated resources of 0.63 million ounces and 38.38 million ounces respectively (541 million tonnes at an average grade of approximately 2.2 grams per tonne).

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NEWS RELEASE

Scientific and Technical Information

Scientific and technical information contained herein with respect to Donlin Gold is derived from the “Donlin Creek Gold Project Alaska, USA NI 43-101 Technical Report on Second Updated Feasibility Study” compiled by AMEC.  Kirk Hanson, P.E., Technical Director, Open Pit Mining, North America, (AMEC, Reno), Gordon Seibel, R.M. SME, Principal Geologist, (AMEC, Reno), Tony Lipiec, P.Eng. Manager Process Engineering (AMEC, Vancouver) are the Qualified Persons responsible for the preparation of the independent technical report, each of whom are independent “qualified persons” as defined by NI 43-101.

NOVAGOLD Contact:

Mélanie Hennessey
Vice President, Corporate Communications

Erin O’Toole
Analyst, Investor Relations

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, the timing of permitting and potential development of Donlin Gold, statements relating to NOVAGOLD’s future operating and financial performance, outlook, and the potential sale of all or part of NOVAGOLD’s interest in Galore Creek are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; intended use of proceeds; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NOVAGOLD’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold Corporation and Teck Resources Limited for the continued exploration and development of the Donlin Gold and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NOVAGOLD’s Annual Information Form for the year-ended November 30, 2012, filed with the Canadian securities regulatory authorities, and NOVAGOLD’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NOVAGOLD reports and documents filed with applicable securities regulatory authorities from time to time. NOVAGOLD’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NOVAGOLD assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

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NEWS RELEASE

Cautionary Note to United States Investors

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”. Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable. Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by NOVAGOLD in compliance with NI 43-101 may not qualify as "reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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